ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1,

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

Shou-Kang Chen

Chief Financial Officer

July 13, 2011

VIA FACSIMILE and EDGAR

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	ChipMOS TECHNOLOGIES (Bermuda) LTD.
Form 20-F for the fiscal year ended December 31, 2010 Filed June 3, 2011 File No. 000-31106

Dear Mr. Cascio:

We are responding to the letter received from the Staff of the Division of Corporation Finance (the “Staff”) dated June 24, 2011, regarding the above-referenced filing of ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS Bermuda” or the “Company”). We set forth below our responses to the comments in the letter. For ease of reference, we have included each of the Staff’s comments in its entirety in italics preceding our corresponding response.

Form 20-F for the fiscal year ended December 31, 2010

Financial Statements

Note 25. Summary of Significant Differences Between Accounting Principles Followed By the Company and Accounting Principles Generally Accepted in the United States, page F-44

1.	We note the significant number of items included in non-operating income and non-operating expenses on your Consolidated Statement of Operations. Please revise future filings to clearly describe in the reconciliation in Note 25 the specific non-operating line items that would be considered operating items under U.S. GAAP. For example, we note that you include gains and losses on disposal of operating assets, recovery of allowance for doubtful receivables, claims received and impairment losses as non-operating under ROC GAAP. It would appear that many of these items would be operating income (expense) under U.S GAAP.

Response to Comment 1:

Non-operating line items that would be considered operating items under U.S. GAAP are described in item (o) of Note 25 on page F-48 of our Form 20-F. Under ROC GAAP, gains on disposal of property, plant and equipment, land use rights, scrap material and tooling, recovery of allowance for doubtful receivables and claims received are recorded as non-operating income; and loss on sale of receivables, impairment losses on property, plant and equipment, other assets, and goodwill are recorded as non-operating expenses as these items represent revenue and expenses not arising from ordinary operating activities. Under U.S. GAAP, gains on disposal of property, plant and equipment, land use rights, scrap material and tooling, recovery of allowance for doubtful receivables and claims received are recorded as other operating income; and loss on sale of receivables, impairment losses on property, plant and equipment, other assets, and goodwill are recorded as operating expenses.

We will revise future filings to clearly describe these in the reconciliation in Note 25.

2.	We note that your disclosure in Significant Commitments and Contingencies does not discuss whether the contingency is probable, reasonably possible or remote and does not provide an assessment of the expected impact of these matters to your financial statements. Please revise future filings to disclose your assessment of these matters and to provide the disclosures required by ASC-450-20-50.

Response to Comment 2:

For items (f) and (g) of Note 21, we consider that an unfavourable outcome for both matters is remote. We will revise future filings to disclose the assessment of contingency matters as required by ASC-450-20-50.

3.	Please describe in future filings how your consolidation of ThaiLin Semiconductor Corp. and ChipMOS Technologies LTD (through Modern Mind) is consistent with the guidance in ASC 810-10. Please clarify if you are applying the guidance related to Variable Interest Entities or you have obtained control by contracts. Also, please discuss how the MMT Assignment Agreement, entered into in April 2011, impacted your consolidation model.

Response to Comment 3:

We consolidate Modern Mind Technology Limited (“Modern Mind”) (including its wholly-owned subsidiary, ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”)) and ThaiLin Semiconductor Corp. (“ThaiLin”) in reliance on Rule 3A-02(a) under Regulation S-X which requires a company to consolidate an entity, notwithstanding the lack of majority ownership, if such consolidation is necessary to present fairly its financial position and results of operations because of the existence of a parent-subsidiary relationship by means other than record ownership of voting stock. This is consistent with the guidance in ASC 810-10. The Company has a parent-subsidiary relationship with each of Modern Mind by means other than record ownership of voting stock and Modern Mind has a parent-subsidiary relationship by means of ownership of registered capital of ChipMOS Shanghai. We have a parent-subsidiary relationship with ThaiLin by indirect ownership and by means other than record ownership of voting stock. These relationships are based on our power to direct or cause the direction of the management and policies of Modern Mind, ChipMOS Shanghai and ThaiLin by contract. As a result our consolidation of Modern Mind, ChipMOS Shanghai and ThaiLin is necessary to present fairly our financial position and results of operations. We are not applying the guidance related to Variable Interest Entities.

Our parent-subsidiary relationship with and management and policies direction of Modern Mind and ChipMOS Shanghai is established through contractual secured loan arrangements we have entered into with Modern Mind and its record owner Jesper Limited (“Jesper”). We have agreed to provide loans from time to time to Modern Mind pursuant to demand notes (the “MMT Notes”) that can be converted into Modern Mind common shares at any time. Payment under the MMT Notes is fully and unconditionally guaranteed by Jesper and secured by a security interest in all outstanding equity interests in Modern Mind and ChipMOS Shanghai. Jesper has granted us an irrevocable option, exercisable at any time, to acquire all common shares of Modern Mind then owned by Jesper. As disclosed in our Form 20-F, as of March 31, 2011, we had provided an aggregate of US$130.3 million in loans to Modern Mind in exchange for the MMT Notes in the same aggregate amount, accounting for 99% of the total liabilities of Modern Mind on that date. These MMT Notes would represent, immediately after the conversion, almost 100% of the then outstanding common shares of Modern Mind at a conversion rate of US$1.00 for each common share of Modern Mind.

In our Form 20-F, we disclosed these arrangements regarding Modern Mind and ChipMOS Shanghai under “Item 3. Key Information — Risk Factors — Risks Relating to Countries in Which We Conduct Operations — The investments in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel or Siliconware Precision violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel or Siliconware Precision as a result of any violation of ROC laws may cause Mosel or Siliconware Precision to decrease its ownership in us significantly or cause Mosel or Siliconware Precision to take other actions that may not be in the best interest of our other shareholders”, “Item 3. Key Information — Risk Factors — Risks Relating to Countries in Which We Conduct Operations — Our current ownership structure and contractual arrangements with Jesper Limited, Modern Mind and ChipMOS Shanghai may not be effective in providing operational control of our Mainland China operations”, “Item 4. Information on the Company — Our Structure and History — Modern Mind Technology Limited and ChipMOS TECHNOLOGIES (Shanghai) LTD.” and “Item 10. Additional Information — Material Contracts”.

Upon closing of the MMT Assignment Agreement with ThaiLin signed in April, we continue to consolidate Modern Mind, however, our effective interest in Modern Mind and ChipMOS Shanghai is reduced from 100% to approximately 36%. Under the MMT Assignment Agreement we agreed to sell the MMT Notes and our related rights to ThaiLin for a purchase price of approximately US$40 million subject to certain closing conditions. If ThaiLin immediately exercised its rights to convert the MMT Notes to shares of Modern Mind, ThaiLin will obtain direct voting stock of Modern Mind. We will continue to consolidate Modern Mind and ChipMOS Shanghai through direct ownership.

Our parent-subsidiary relationship with and management and policies direction requiring consolidation of ThaiLin is established through our indirect ownership interest in ThaiLin and through officer and director appointments. As disclosed in our Form 20-F, as of March 31, 2011, our 84.2% owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), held a 42.9% interest in ThaiLin, was the largest shareholder in ThaiLin, and appointed five of the nine directors of ThaiLin. ThaiLin’s directors appointed by ChipMOS Taiwan include Shih-Jye Cheng, the Company’s chairman and director/chief executive officer, serving as ThaiLin’s chairman, and Lafair Cho, serving as ThaiLin’s president. ChipMOS Taiwan was thereby in a position to control ThaiLin’s operations, personnel and financial policies. As a result, we have consolidated ThaiLin to present fairly our financial position and results of operations.

We will describe in future filings how our consolidation of Modern Mind, ChipMOS Shanghai and ThaiLin is consistent with the guidance in ASC 810-10.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the enclosed, please do not hesitate to contact the undersigned in Taiwan at (886)-3-577-0055 (ext. 6050), by fax at (886)-3-566-8975 or by e-mail at s.k._chen@chipmos.com. In my absence, please contact Ms. Silvia Yu-Chiao Su at (886)-3-577-0055 (ext. 6053).

Sincerely,

ChipMOS TECHNOLOGIES (Bermuda) LTD.

/s/ Shou-Kang Chen
Shou-Kang Chen
Chief Financial Officer